Provident Energy Announces $50 Million Bought Deal Financing
NEWS RELEASE NUMBER 03-04	January 12, 2004

CALGARY (TSX-PVE.UN; AMEX-PVX) - Provident Energy Trust ("Provident") announced today that it has entered into an agreement to sell, to a syndicate of underwriters led by Scotia Capital and including National Bank Financial Inc., BMO Nesbitt Burns Inc., TD Securities Inc., RBC Capital Markets, Canaccord Capital Corporation, Desjardin Securities Corporation, FirstEnergy Capital Corp. and HSBC Securities (Canada) Inc. 4.5 million Trust Units at $11.20 per Trust Unit to raise gross proceeds of approximately $50.4 million on a bought deal basis. Closing is expected to occur on or about February 4, 2004.

The issue will be a bought underwritten public issue in all provinces of Canada by way of a short form prospectus. The issue will not be offered for sale in the U.S. or internationally.

The net proceeds of the issue will be used for general corporate purposes, debt reduction, and to fund ongoing capital expenditures, including Provident's expanded shallow natural gas and heavy oil development program in the Southern Alberta, Southern Saskatchewan, and Lloydminster producing regions.

Provident Energy Trust is a Calgary-based, open-ended energy income trust that owns and manages an oil and gas production business and a midstream services business. Provident's energy portfolio is located in some of the more stable and predictable producing regions in western Canada. Provident provides monthly cash distributions to its unitholders and trades on the Toronto Stock Exchange and the American Stock Exchange under the symbols PVE.UN and PVX, respectively.

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Investor and Media Contact:	Corporate Head Office:
Jennifer Pierce	700, 112 - 4th Avenue S.W.
Senior Manager	Calgary, Alberta
Investor Relations and	Canada T2P 0H3
Communications	Phone: (403) 296-2233
Phone (403) 231-6736	Toll Free: 1-800-587-6299
Email: info@providentenergy.com	Fax: (403) 261-6696
www.providentenergy.com